UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

Soul and Vibe Interactive, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

836050401
(CUSIP Number)

July 5, 2016
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed: . Rule 13d-1(b) X . Rule 13d-1(c) . Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP NO. 836050401		Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) GW Holdings Group LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) . (b) X .

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF	5	SOLE VOTING POWER 564,524
SHARES
BENEFICIALLY OWNED BY EACH REPORTING	6	SHARED VOTING POWER 0
PERSON
WITH	7	SOLE DISPOSITIVE POWER 564,524

	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 564,524 - consists of Common Stock that the reporting person has the right to acquire by way of conversion of a security

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES .
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.57% based on the total of outstanding shares of Common Stock

12	TYPE OF REPORTING PERSON OO

Item 1(a)

The name of the issuer is:

Soul and Vibe Interactive, Inc.

Item 1(b)

The address of the Issuer's principal executive offices is:

6548 South Big Cottonwood Canyon Road, Suite 200

Salt Lake City, UT 84121

Tel. Number:  _______________

Item 2(a)

The name of reporting person is:

GW Holdings Group LLC

Item 2(b)

The residence address of the Reporting Person is:

137 Montague St. Suite 291

Brooklyn NY 11201

Item 2(c)

The citizenship of the reporting Person is:

New York LLC

Item 2(d)

The title of the class of securities is

Common Stock

Item 2(e)

The CUSIP Number of the securities is:

836050401

Item 3

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4

Ownership:

The Reporting Person’s is the beneficial owner of 564,524 representing 9.57% of the class of securities.

The Reporting Person has:

(i)

sole power to vote or to direct the vote of:  564,524 shares

(ii)

shared power to vote or to direct the vote of:  __________ shares

(iii)

sole power to dispose or to direct the disposition of: 564,524 shares

(iv)

shared power to dispose or to direct the disposition of:  ____________ shares

Item 5

Ownership of Five Percent or Less of Class:       .

Item 6

Ownership of More than Five Percent on Behalf of another Person: _____________

Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company:  _________

Item 8

Identification and Classification of Members of the Group:  _______________

Item 9

Notice of Dissolution of Group:  ____________

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/05/2016
Date

/s/ Yosef Gorowitz
Signature

Managing Member
Name

4